June 27, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Offering Statement on Form 1-A
           Filed May 31, 2019
           File No. 024-11011

Dear Mr. Gilmore:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. A number of our comments request significant changes to your offering statement and detailed explanations of your offering and your proposed business. After reviewing your amended offering statement and the information you provide in response to these comments, we expect we will have a number of additional comments.

Form 1-A

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
      Investment Advisers Act of 1940 to your external Manager.
3. Please be advised that you are responsible for analyzing the applicability of the tender
 Michael Gilmore
FirstName LastNameMichael Gilmore
Gilmore Homes Gilmore Loans LLC
Comapany NameGilmore Homes Gilmore Loans LLC
June 27, 2019
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         offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
         Office of Mergers and Acquisitions at 202-551-3440.
4. We note that your redemption program commences after a 12-month holding period. To the extent you will conduct the share repurchases during the offering period, please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston
         & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of
         Trading and Markets.
5. We note your disclosure on page 16 that your offering is a blind-pool offering.
         Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure related to compensation in accordance with Item 4 of Guide 5 and include prior performance disclosure and tables in accordance with Item 8 of Guide 5, as applicable.
         Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance
         and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure
         Guidance Topic No. 6.
6. You state on page 39 that you hope to offer your members the opportunity to earn a preferred annualized 10% return plus 50% of your realized profits. You also include on page 40 certain projections regarding revenues expected to be generated. Please tell us the detailed basis for your statements or remove all disclosure regarding returns and projected revenues throughout your offering statement.
Cover Page

7. We note your reference on page 2 to a "designated escrow account" and your disclosure on page 3 that funds raised in the offering will be deposited into a segregated account and that this will not be an escrow account. You further state on page 107 that you plan to file your escrow agreement by amendment. Please reconcile your disclosure throughout the offering statement.
8. We note your disclosure on page 3 and elsewhere that you intend to place funds in a segregated account up to $100,000 and that funds shall remain in the account for up to 180 days from the first date of deposit. We also note your disclosure on page 3 that
         "[s]ubscribers may start funding their investment account with as little as $50, but their funds will not be invested nor will they become a member until their individual account has a minimum balance of $500." Please revise to provide more detailed information about these investment accounts. For example, please revise to clarify whether each
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FirstName LastNameMichael Gilmore
Gilmore Homes Gilmore Loans LLC
Comapany NameGilmore Homes Gilmore Loans LLC
June 27, 2019
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         subscriber will have a unique investment account or whether funds will be placed in a
         Company segregated account. Also, please clarify whether you would return all moneys after 180 days or whether you would hold the moneys until the termination of the offering. Additionally, please clarify further what you mean when you state that proceeds will be "promptly returned to subscribers of Class A Interests prorata" if you do not raise the minimum amount.
Prospectus Offering Summary, page 9

9. We note your disclosure on page 9 that you "intend on using the majority of the proceeds from this Offering for designing, developing and building small, single family rental homes, multifamily apartments, acquiring land, concept retail stores and restaurants, and using a very large portion of funds as leverage and down-payment towards Gilmore
         Tower . . . ." Where appropriate, please indicate the order of priority of such purposes and
         discuss your plans if substantially less than the maximum proceeds are obtained. See
         Instruction 1 to Item 504 of Regulation S-K.
10. You state on page 3 that you have been formed to "design, develop and build various real estate assets." We further note your operating agreement states that you "will never acquire properties (except raw land or in cases of old, dilapidated and abandon residential and commercial properties, its lands), which will be torn down (tear downs) to make room for new, ground up development projects." Please reconcile the disclosure regarding your intended business operations with your operating agreement restrictions and clarify throughout that you may never raise enough capital to move forward with your intended business operations.
Plans of Distribution, page 27

11. We note your disclosure on page 26 that you may "use various modes to solicit investments," including "advertising mediums, such as print, radio, TV and the Internet."
         Please file your testing the waters materials as exhibits. Refer to
Item 17.13 of Form 1-A.
Management's Discussion and Anaylsis, page 38

12. Please revise here and in the business section to more specifically describe your plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs in light of your working capital deficiency.
Summary of Operating Agreement , page 67

13. We note your disclosure on page 67 that "Operating Cash Flow of the Company shall be distributed to the Members monthly, so long as the Manager determines it is available for distribution." Please revise to clarify throughout that distributions are not assured and
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FirstName LastNameMichael Gilmore
Gilmore Homes Gilmore Loans LLC
Comapany NameGilmore Homes Gilmore Loans LLC
June 27, 2019
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FirstName LastName
         clarify how the Manager will determine funds are "available for distribution."
         Additionally, please revise to explain the meaning of "Operating Cash Flow" and "non-
         compounded preferred return."
Executive Compensation, page 76

14. Please revise to specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers.
15. We note your disclosure on page 76 that "[t]he Manager shall be paid a 10% fee from the
         Capital Raises . . . if and only if when the Manager/Asset Manager start producing and creating developments, projects and businesses." Please provide more information regarding the factors the company will consider when deciding when to pay the 10% fee.
Certain Relationships and Related Party Transactions, page 77

16. Please revise to quantify the fees payable to the Manager. Financial Statements, page 78

17. Given your current business state, please revise to remove the financial statements and related summaries and simply include an explanatory note in this section and elsewhere explaining that you currently have no operations, no assets, no debt, and have yet to be capitalized. In addition, please remove the Self Unaudited Report included on page 79 and be advised that reports on financial statements filed with the Commission must meet the requirements outlined within Article 2 of Regulation S-X.
Exhibits

18.      Please file your legal opinion with your next amendment.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
June 27, 2019
Page 5

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Josh Lobert at 202-551-7150 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Gilmore
                                                         Division of
Corporation Finance
Comapany NameGilmore Homes Gilmore Loans LLC
                                                         Office of Real Estate
and
June 27, 2019 Page 5                                     Commodities
FirstName LastName